UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2004
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Rochester Gas and Electric Corporation
 Savings Plus Plan
89 East Avenue
Rochester, New York 14649

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260

REQUIRED INFORMATION

The Rochester Gas and Electric Corporation Savings Plus Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2004 and 2003 and supplemental schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rochester Gas and Electric Corporation
Savings Plus Plan

Date: July 13, 2005	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: July 13, 2005	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: July 13, 2005	By /s/Joseph Syta Joseph Syta Committee Member

APPENDIX 1

ROCHESTER GAS AND ELECTRIC CORPORATION
SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AS OF DECEMBER 31, 2004 and 2003
STATEMENT OF CHANGES IN NET ASSETS FOR THE YEAR ENDED DECEMBER 31, 2004
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rochester Gas and Electric Corporation
Savings Plus Plan
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Rochester Gas & Electric Corporation
   Savings Plus Plan

We have audited the accompanying statements of net assets available for benefits of the Rochester Gas & Electric Corporation Savings Plus Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Rochester Gas & Electric Corporation Savings Plus Plan as of December 31, 2004 and 2003, and the changes in its net assets for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of or for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine July 11, 2005

Rochester Gas and Electric Corporation
Savings Plus Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
	2004	2003

Assets:
Investments, at fair value:
Registered Investment Companies	$ 181,172,505	$ 217,929,029
Common/Collective Trust	72,032,782	69,165,496
Energy East Corporation Stock Fund	15,757,354	14,798,121
Participant loans	5,174,733	6,767,767

	274,137,374	308,660,413

Receivables:
Due from Broker for securities sold	737	6,964
Miscellaneous Contributions	6,479	-
Miscellaneous Loan Transactions - Net	191	-
Contributions Receivable	127,668	-

	135,075	6,964

Net assets available for benefits	$ 274,272,449	$ 308,667,377

See notes to financial statements.

Rochester Gas and Electric Corporation
Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004
2004

Additions:
Investment income:
Net appreciation in fair value of investments	$ 19,882,445
Interest and dividends	8,879,133

28,761,578

Contributions:
Participant	10,855,139
Employer	2,617,039
Contributions Receivable - Employer	20,088
Contributions Receivable - Employee	107,580
Transfers from other qualified plans	168,892

13,768,738

Total additions	42,530,316

Deductions:
Benefits paid to participants	75,305,191
Transfers to other qualified plans	1,620,053

Total deductions	76,925,244

Net increase (decrease)	(34,394,928)
Net assets available for benefits: Beginning of year	308,667,377

End of year	$ 274,272,449

See notes to financial statements.

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN

The following description of the Rochester Gas and Electric Corporation Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established, effective January 1, 1985, by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering both non-union and union employees of the Company, as well as employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

An employee may become a participant in the Plan as of the first day of any calendar month that commences after the completion of the employee's first 30 days of employment.

Contributions

Contributions to the Plan are allocated to participant accounts.

Participant contributions, with certain exceptions, range from 1% to 50% of the participant's base compensation and may include base pay, shift differential, certain commissions, Reactor Operator License Bonus, Senior Reactor License Bonus, and in some cases, incentive pay paid in place of base pay. Participant contributions are subject to limitations stipulated by the Code. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2004 was $3,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company contributes solely to the Energy East Corporation Stock Fund an amount equivalent to 50% of the first 6% of participant's contributions to any investment option. These contributions can be redirected by participants.

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN  (Continued)

Benefit Payments

On termination of service a participant may elect either a lump sum amount equal to the value of the participant's interest in the participant's account, or installments over a period permissible under the Code. Distributions from all investment options, except the Energy East Corporation Stock Fund, are made in cash. Distributions from the Energy East Corporation Stock Fund are made in either whole shares of Energy East common stock or in cash, as specified by the participant, except as may otherwise be determined by the Plan's administrative committee, and except that the value of any fractional share shall be paid in cash.

Vesting

Participants have full and immediate vesting rights in participant and employer contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

Participants may, under certain circumstances, borrow against their account balances. The principal amount of the loan is subject to certain limitations as defined in the Plan document. The term of the loan may not exceed five years, and the interest rate will be equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. The loan must be repaid by payroll deductions over the term of the loan. Loan payments are credited to an applicable fund based upon the participant's current elections. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination. The interest rate on loans outstanding at year end range from 5.00% to 11.50% for 2004, and 4.75% to 11.50% for 2003.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year end. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan subject to the provisions of the Company's collective bargaining agreement. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:
	2004	2003

Stable Income Fund	$ -	$ 69,165,496
T. Rowe Price Growth Stock Fund	41,979,876	29,849,064
T. Rowe Price New Horizons Fund	-	32,064,191
T. Rowe Price Equity Index 500 Fund	-	16,419,132
T. Rowe Price Growth and Income Fund	-	25,912,019
T Rowe Price New America Growth Fund	-	19,507,357
T. Rowe Price Equity Income Fund	50,634,021	31,313,799
T. Rowe Price Small Cap Value Fund	14,582,052	-
Energy East Corporation Stock Fund	15,757,354	-
Pimco Total Return Fund	18,132,116	-
Vanguard Explorer	25,825,778	-
J. P. Morgan Stable Value Fund	72,032,782	-

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2004 as follows:
2004

Registered Investment Companies	$ 17,548,280
Energy East Corporation Stock Fund	2,334,165

$ 19,882,445

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

4.   INCOME TAX STATUS

The Company has received its most recent determination letter from the Internal Revenue Service, dated April 4, 2000, that the Plan qualifies as a tax deferred savings plan under Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   RELATED PARTY TRANSACTION

Certain Plan investments are shares of registered investment companies managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINSTRATIVE EXPENSES

Substantially all of the administrative expenses are paid for by the Company.

Rochester Gas and Electric Corporation
Savings Plus Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
	Identity of Issue	Description of Investment	Current Value

	Pimco Total Return Fund	Registered Investment Company	$ 18,132,116
*	T. Rowe Price Equity Income Fund	Registered Investment Company	50,634,021
	Fidelity Diversified International Fund	Registered Investment Company	12,098,321
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	41,979,876
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	37,652
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	75,638
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	570,930
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	1,763,865
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	988,030
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	685,465
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	193,258
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	114,701
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	55,087
*	T. Rowe Price Small Cap Value Fund	Registered Investment Company	14,582,052
	J. P. Morgan Stable Value Fund	Common/Collective Trust	72,032,782
	Vanguard Explorer	Registered Investment Company	25,825,778
	Vanguard Institutional Index Fund	Registered Investment Company	13,435,715
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	15,757,354
	Loan Fund	Participant Loans (5.00% - 11.50%)	5,174,733

	Total assets held at end of year		$ 274,137,374

*	Party-in-interest

Rochester Gas and Electric Corporation
Savings Plus Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2004

(a) Identity of Party Involved	(b) Description of Assets (Include Interest Rate and Maturity in Case of Loan)	(c) Purchase Price	(d) Sales Price

T. Rowe Price	Stable Income Fund	$ -	$ 64,439,591
*T. Rowe Price	T. Rowe Price New Horizon's Fund	-	25,825,778
*T. Rowe Price	T. Rowe Price Growth and Income Fund	-	22,440,505
*T. Rowe Price	T. Rowe Price New America Growth Fund	-	16,736,289
T. Rowe Price	Vanguard Explorer	25,825,778	-
T. Rowe Price	J. P. Morgan Stable Value Fund	72,032,782	-
T. Rowe Price	PIMCO Total Return Fund	18,132,116	-
*T. Rowe Price	T. Rowe Price Growth Stock Fund	16,736,289	-
*T. Rowe Price	T. Rowe Price Equity Income Fund	22,443,964	-

(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

$ -	$ -	$ 64,439,591	$ 64,439,591	$ -
-	-	19,182,899	25,825,778	6,642,879
-	-	20,818,605	22,440,505	1,621,900
-	-	16,167,193	16,736,289	569,096
-	-	25,825,778	25,825,778	-
-	-	72,032,782	72,032,782	-
-	-	18,132,116	18,132,116	-
-	-	16,736,289	16,736,289	-
-	-	22,443,964	22,443,964	-

*  Indicates party-in-interest.

Note: The above transactions represent mandated purchases and sales upon the change in fund options. All other transactions were participant-directed, and thus are not presented on this schedule.